07021516

RECEIVED

2007 MAR -5 A 11:49

Annual Results Presentation to Banks

In accordance with Clause 2.2 of the Second Supplemental Trust Deed relating to £100,000,000 103/4% Bonds due 2014 and £150,000,000 117/8% Bonds due 2008 of BAE Systems plc notice is given of an Annual Results Presentation at 11.00am on 8 March. This presentation will also be available by webcast. Holders of these bonds wishing to attend the presentation in person are requested to confirm their attendance by calling Jane Evans on 01252 383411 by Monday 5th March.

Issued by
BAE Systems plc
London

SUPPL

PROCESSED

MAR 0 7 2007

THOMSON
FINANCIAL

dw 3/6

END